Filed pursuant to Rule 424(b)(3)

Registration No. 333-239185

PROSPECTUS SUPPLEMENT NO. 76

(to Prospectus dated July 17, 2020)

Nikola Corporation

Up to 53,390,000 Shares of Common Stock

Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On December 5, 2023, the closing price of our Common Stock was $0.97.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: December 6, 2023

(Date of earliest event reported)

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification number)

4141 E Broadway Road, Phoenix, Arizona 85040 (Address of principal executive offices, including zip code)

(480) 666-1038

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On December 6, 2023, Nikola Corporation issued a press release announcing the commencement of an underwritten public offering of its common stock and concurrent public offering of Green Convertible Senior Notes due 2026. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release dated December 6, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Date: December 6, 2023	By:	/s/ Britton M. Worthen
	Name:	Britton M. Worthen
	Title:	Chief Legal Officer

Exhibit 99.1

Nikola Corporation Announces Proposed Offerings of Common Stock and Convertible Senior Notes

PHOENIX, December 6, 2023 — Nikola Corporation (Nasdaq: NKLA) today announced its intention to offer, subject to market and other conditions, $100,000,000 of common stock and $200,000,000 aggregate principal amount of Green Convertible Senior Notes due 2026 (the “Notes”) in separate public offerings registered under the Securities Act of 1933, as amended. Nikola also expects to grant the underwriters of the common stock offering a 30-day option to purchase up to an additional $15,000,000 of common stock to cover over-allotments, and expects to grant the underwriters of the Notes offering an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $30,000,000 principal amount of Notes to cover over-allotments.

BTIG is acting as lead book-running manager and representative for the offerings. Baird, Bryan, Garnier & Co. and Wolfe | Nomura Alliance are acting as joint book-running managers for the offerings.

The Notes will be senior, unsecured obligations of Nikola, will accrue interest payable semi-annually in arrears and will mature on December 15, 2026, unless earlier repurchased, redeemed or converted. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their Notes at their option. Nikola will settle conversions by delivering (i) shares of Nikola’s common stock (together, if applicable, with cash in lieu of any fractional share) at the then-applicable conversion rate; and (ii) a cash amount representing the present value of remaining scheduled coupon payments on the converted Notes.

The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at Nikola’s option at any time, and from time to time, on or after December 15, 2025 and before the maturity date, but only if the last reported sale price per share of Nikola’s common stock exceeds 175% of the conversion price for a specified period of time. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If certain corporate events that constitute a “fundamental change” occur prior to the maturity date, then, subject to a limited exception, noteholders may require Nikola to repurchase their Notes for cash. The repurchase price will be equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

The interest rate, initial conversion rate and other terms of the Notes will be determined at the pricing of the Notes offering.

Nikola intends to use the net proceeds from the common stock offering for working capital and other general corporate purposes and allocate an amount equal to the net proceeds from the Notes offering to finance, refinance, or make direct investments in, in whole or in part, one or more new or recently completed (within the 24 months prior to the issue date of the Notes), current or future eligible projects (such projects, “Eligible Green Projects”) in alignment with the guidelines of the Green Bond Principles, 2021 (with June 2022 Appendix I). Pending full allocation of an amount equal to the net proceeds from the offerings to Eligible Green Projects, Nikola may temporarily invest the net proceeds in cash or other short term and liquid instruments, and Nikola will not knowingly invest in operations that result in an overall net increase in greenhouse gas emissions.

The offerings are being made pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”), which became effective on April 14, 2022 (File No. 333-264068). Each offering will be made only by means of a prospectus supplement relating to that offering and an accompanying prospectus. An electronic copy of the preliminary prospectus supplement for each offering, together with the accompanying prospectus, is available on the SEC’s website at www.sec.gov. Alternatively, copies of each preliminary prospectus supplement, together with the accompanying prospectus, can be obtained by contacting: BTIG, LLC, 600 Montgomery Street, San Francisco, CA 94111 Attention: Syndicate Department (415-248-2200) or by email at prospectusdelivery@btig.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities referred to in this press release, nor will there be any sale of any such securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Nikola Corporation

Nikola Corporation’s mission is clear: pioneering solutions for a zero-emissions world. As an integrated truck and energy company, Nikola is transforming commercial transportation, with our Class 8 vehicles, including battery-electric and hydrogen- fuel cell electric trucks, and our energy brand, HYLA, driving the advancement of the complete hydrogen refueling ecosystem, covering supply, distribution and dispensing. Nikola headquarters is based in Phoenix, Arizona with a manufacturing facility in Coolidge, Arizona.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the anticipated terms of the Notes and common stock being offered, the completion, timing and size of the proposed offerings, the grant to the underwriters of the option to purchase additional shares or Notes in the public offering, and the intended use of the proceeds. Forward-looking statements represent Nikola’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of Nikola’s common stock and risks relating to Nikola’s business, including those described in the section captioned “Risk Factors” in the preliminary prospectus supplement related to each offering and periodic reports that Nikola files from time to time with the SEC. Nikola may not consummate the proposed offerings described in this press release and, if the proposed offerings are consummated, cannot provide any assurances regarding the final terms of the common stock offering or the Notes offering or its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and Nikola does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Investor Inquiries

investors@nikolamotor.com